Mail Stop 7010

      February 23, 2006


Ms. Frances R. Powell
Executive VP, CFO and Treasurer
NCI Building Systems, Inc.
10943 N. Sam Houston Parkway West
Houston, TX  77064

	RE:	Form 10-K for the fiscal year ended October 29, 2005
		File No. 1-14315

Dear Ms. Powell:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED OCTOBER 29, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 3 - Legal Proceedings, page 21

2. Regarding the lawsuits filed by Bethlehem and National, please include the name of the court in which the proceeding is pending and the date instituted. See Item 103 of Regulation S-K.

Financial Statements

Consolidated Statements of Stockholders` Equity, page 6

3. Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Note 1 - Nature of Business and Principles of Consolidation, page
7

4. You state that for investments in joint ventures and other entities that do not meet the criteria of a variable interest entity you use the equity method of accounting where your ownership is between 20 percent and 50 percent or where your ownership is more than 50 percent and you do not have significant influence or control over the consolidated entity. For each entity for which you own more than 50 percent and do not consolidate, tell us how you determined you were not required to consolidate. Please refer to the applicable accounting literature in your explanation.

Note 2 - Summary of Significant Accounting Policies, page 7

5. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

(g) Revenue Recognition, page 9

6. Please provide us with additional information regarding the change in your revenue recognition policy related to steel coils. Specifically, address the following:
* Tell us how your revenue recognition policy prior to the third quarter of fiscal 2004 complied with Topic 13A of SAB No. 104;
* Tell us whether any raw materials were consigned to you subsequent to the third quarter of fiscal 2004 and how you recognized revenue related to these raw materials; and
* Tell us how your revised revenue recognition policy beginning in the third quarter of fiscal 2004 complies with Topic 13A of SAB No.
104.

(h) Warranty, page 9

7. Please include a reconciliation of the changes in your warranty liability. See paragraph 14(b) of FIN 45.

(i) Self Insurance, page 9

8. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Note 6 - Long-Term Debt, page 13

9. Please tell us how you accounted for the 2.125% convertible senior subordinated notes, including what consideration was given to the contingent conversion features and whether any beneficial conversion features existed. Your explanation should refer to the accounting literature considered and relied upon to determine the appropriate accounting.




Note 9 - Operating Lease Commitments, page 17

10. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

11. Please include the disclosures required by paragraphs 16.c.
and
d. of SFAS 13 regarding your operating leases.

Note 13 - Net Income Per Share, page 20

12. Please tell us how your current treatment of the 2.125% convertible senior subordinated notes in arriving at your net income per share amounts complies with EITF 04-08. Your explanation should refer to the specific paragraphs of the EITF that led you to determine that your treatment is appropriate.

Note 18 - Business Segments, page 21

13. Please disclose the types of amounts included within corporate assets for each period presented, and disclose why these amounts were not allocated to the other reportable segments. See paragraphs 31 and 32 of SFAS 131.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 27

Results of Operations for Fiscal 2005 Compared to Fiscal 2004,
page
30

14. Please discuss the business reasons for the changes between periods in cost of sales. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item
303(a)(3) of Regulation S-K and Financial Reporting Codification
501.04.

Contractual Obligations, page 35

15. Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

*    *    *    *

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Ms. Frances R. Powell
NCI Building Systems, Inc.
February 23, 2006
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE